08000843

ABSA

RECEIVED
2008 FEB 19 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

19 February 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENTS

Attached please find copies of the following announcements as published on the Johannesburg Securities Exchange's News Service (SENS):

- Appointment of Mr David Hodnett as Group Risk Director;
- Release of Annual Financial results for the year ended 31 December 2007;
- Trading statement in respect of the year ended 31 December 2007;
- Audited Financial results for the year ended 31 December 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

J DE KOKER
COMPANY SECRETARY

ABSP AMAGB

ASA / ABSP - Absa - Executive Appointment Of David Hodnett At Absa Group And Absa Bank

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN Code: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or Absa)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN Code: ZAE000079810
JSE share code: ABSP
(Absa Bank)

EXECUTIVE APPOINTMENT OF DAVID HODNETT AT ABSA GROUP AND ABSA BANK

Absa is pleased to announce the appointment of Mr David Hodnett as the Group Risk Director with effect from 5 January 2008. Mr Hodnett, a chartered accountant, has extensive experience within the financial services industry. He will report to the Absa Group Chief Executive, Steve Booysen and be a member of the Group Executive Committee.

Johannesburg
11 January 2008

Enquiries
Jacques Schindehutte
Group Executive Director
(+2711) 350-4850
E-mail: jacquessc@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
c

Date: 11/01/2008 15:44:24 Produced by the JSE SENS Department.

ABSP AMAGB

ASA / ABSP -
Absa Group And Absa Bank: Release Of Annual Financial Resul

The Year Ended 31 December 2007

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa or Absa Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

ABSA GROUP AND ABSA BANK: RELEASE OF ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

The financial results of Absa Group and Absa Bank for the year ended 31 December 2007 will be released on SENS and placed on Absa's website (www.absa.co.za) on the morning of Tuesday, 19 February 2008. A presentation of the Group's results will be made in Johannesburg at 11:30 a.m. (South African time). The presentation will also be broadcast live on Summit TV (DSTV channel 292). Webcast and conference call facilities will be available for the presentation and the details thereof will be published on the Absa website prior to the presentation.

Johannesburg
28 January 2008
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Date: 28/01/2008 12:17:37 Produced by the JSE SENS Department.

ABSP AMAGB

ASA / ABSP - Absa - Absa Group And Absa Bank Trading Statement In Respect Of The Year Ended 31 December 2007

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN Code: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN Code: ZAE000079810
JSE share code: ABSP
(Absa Bank or the Bank)

ABSA GROUP AND ABSA BANK TRADING STATEMENT IN RESPECT OF THE YEAR ENDED 31 DECEMBER 2007

In terms of paragraph 3.4 (b) of the Listings Requirements of the JSE Limited (the JSE Listings Requirements), an issuer is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

Shareholders are accordingly advised that:

1. Absa Bank's headline earnings per share and earnings per share for the year ended 31 December 2007 are expected to be between twenty five per cent (25%) and twenty eight per cent (28%) higher, compared with the year ended 31 December 2006.
2. Absa Group's headline earnings per share and earnings per share for the year ended 31 December 2007 are expected to be between fifteen per cent (15%) and nineteen per cent (19%) higher, compared with the year ended 31 December 2006. The lower growth in earnings of the Group, relative to that of the Bank, was as a result of lower investment earnings in the bancassurance operations. This division sustained its earnings at the same level as the previous year.

The forecast financial results, on which this trading statement is based, have not been reviewed or reported on by Absa Bank or Absa Group's auditors in accordance with paragraphs 3.4(b)(vi)(1)(aa) or 3.4(b)(vi)(1)(bb) of the JSE Listings Requirements.

Absa Bank and Absa Group's results for the year ended 31 December 2007 will be released on SENS on 19 February 2008.

Johannesburg
11 February 2008

Enquiries
Eric Wasserman
Group Executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: +2711 350 5887, Fax: +2711 350 6487
e-mail: ericwas@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 11/02/2008 07:05:04 Produced by the JSE SENS Department.

AMAGB

ASA - Absa Group - Audited Financial Results For The Year Ended 31 December 20

and dividend declaration

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa, Absa Group or the Group)

ABSA GROUP LIMITED: PROFIT AND DIVIDEND ANNOUNCEMENT
AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

GROUP SALIENT FEATURES

	Year ended 31 December 2007 (Audited)	2006 (Audited)	Change %
Income statement (Rm)			
Headline earnings**	9 413	7 872	19,6
Profit attributable to ordinary equity holders of the Group	9 595	8 105	18,4
Balance sheet (Rm)			
Total assets	640 909	495 112	29,4
Loans and advances to customers	455 958	373 825	22,0
Deposits due to customers	310 512	279 848	11,0
Financial performance (%)			
Return on average equity	27,2	27,4	
Return on average assets	1,68	1,74	
Operating performance (%)			
Net interest margin on average assets	3,37	3,28	
Net interest margin on average interest-bearing assets	3,83	3,72	
Impairment losses on loans and advances as % of average loans and advances to customers	0,58	0,45	
Non-performing advances as % of loans and advances to customers	1,6	1,3	

	Year ended 31 December 2007 (Audited)	2006 (Audited)	Change %
Non-interest income as % of total operating income	47,0	50,2	
Cost-to-income ratio	51,8	53,8	
Effective tax rate, excluding indirect taxation	28,7	27,6	
Share statistics (million)			
Number of shares in issue	678,6	672,0	
Weighted average number of	671,5	666,1	

shares			
Weighted average diluted number of shares	716,4	703,2	
Share statistics (cents)			
Earnings per share	1 428,9	1 216,8	17,4
Diluted earnings per share	1 341,4	1 154,4	16,2
Headline earnings per share	1 401,9	1 181,8	18,6
Diluted headline earnings per share	1 316,1	1 121,3	17,4
Dividends per ordinary share relating to income for the year	560,0	473,0	18,4
Dividend cover (times)	2,5	2,5	
Net asset value per share	5 537	4 717	17,4
Tangible net asset value per share	5 493	4 682	17,3
Capital adequacy (%)			
Absa Bank	12,5	12,3	
Absa Group	13,1	13,1	

* The comparatives for the year ended 31 December 2006 have been reclassified throughout the document. See section on "Reclassifications" below.

** After allowing for R313 million (December 2006: R73 million) profit attributable to preference equity holders of the Group.

GROUP INCOME STATEMENT

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Net interest income	18 890	14 887	26,9
Interest and similar income	55 123	37 569	46,7
Interest expense and similar charges	(36 233)	(22 682)	(59,7)
Impairment losses on loans and advances	(2 433)	(1 573)	(54,7)
Net interest income after impairment losses on loans and advances	16 457	13 314	23,6
Net fee and commission income	11 600	10 153	14,3
Fee and commission income 1.1	12 873	11 247	14,5
Fee and commission expense	(1 273)	(1 094)	(16,4)
Net insurance premium income	3 192	2 994	6,6
Net insurance claims and benefits paid	(1 603)	(1 319)	(21,5)
Changes in insurance and investment liabilities	(489)	(748)	34,6
Gains and losses from banking and trading activities 1.2	1 622	1 376	17,9
Gains and losses from investment activities 1.3	1 561	1 891	(17,5)
Other operating income	845	672	25,7
Operating income before operating expenses	33 185	28 333	17,1
Operating expenditure	(19 209)	(17 029)	(12,8)
Operating expenses 2.1	(18 442)	(16 089)	(14,6)
Non-credit related impairments 2.2	(58)	(75)	22,7
Indirect taxation	(709)	(865)	18,0

Share of retained earnings from associated undertakings and joint ventures	91	113	(19,5)
Operating profit before income tax	14 067	11 417	23,2
Taxation expense	(4 042)	(3 151)	(28,3)
Profit for the year	10 025	8 266	21,3
Attributable to:			
Ordinary equity holders of the Group	9 595	8 105	18,4
Minority interest - ordinary shares	117	88	(33,0)
Minority interest - preference shares	313	73	>(100,0)
	10 025	8 266	21,3
Headline earnings 3	9 413	7 872	19,6

NOTES TO THE ANNUAL FINANCIAL RESULTS

1. NON-INTEREST INCOME

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
1.1 Fee and commission income			
Credit-related fees and commission	10 208	9 054	12,7
Cheque accounts	2 575	2 405	7,1
Credit cards	1 551	1 390	11,6
Early redemption penalty income	196	256	(23,4)
Electronic banking	2 657	2 248	18,2
Foreign exchange fees and commissions	285	229	24,5
Savings accounts	1 801	1 512	19,1
Other	1 143	1 014	12,7
Corporate finance fees	289	136	>100,0
External administration fees	217	157	38,2
Insurance commission received	877	771	13,7
Pension fund payment services	489	452	8,2
Portfolio and other management fees	255	209	22,0
Trust and estate income	228	201	13,4
Unit/property trust income	310	267	16,1
	12 873	11 247	14,5
1.2 Gains and losses from banking and trading activities			
Designated fair value	878	(147)	>100,0
Debt securities in issue	(112)	-	(100,0)
Loans and advances and deposits	261	(381)	>100,0
Investments	783	389	>100,0
Debt instruments	(71)	(50)	(42,0)
Equity instruments	854	439	94,5
Statutory liquid assets	(54)	(155)	65,2
Associated undertakings and joint ventures	2	167	(98.8)
Dividends from associated banking entities	8	-	100,0
(Loss)/profit realised on disposal	(6)	167	>(100,0)
Held for trading	663	1 357	(51,1)
Ineffective hedges	79	(1)	>100,0
Cash flow hedges	(60)	(5)	>(100,0)
Fair value hedges	139	4	>100,0

	1 622	1 376	17,9
1.3 Gains and losses from investment activities			
Designated fair value	920	1 527	(40,0)
Cash, cash balances and balances with central banks	111	95	16,8
Debt securities	99	142	(30,3)
Equity instruments	710	1 290	(45,0)
Associated undertakings and joint ventures	41	74	(44,6)
Profit realised on disposal	37	54	(31,5)
Dividends received	4	20	(80,0)
Subsidiaries			
Profit realised on disposal	36	50	(28,0)
Held for trading			
Derivatives	(16)	(280)	94,3
Investments linked to investment contracts	580	520	11,5
Cash, cash balances and balances with central banks	100	31	>100,0
Investments	480	489	(1,8)
	1 561	1 891	(17,5)

2. OPERATING EXPENDITURE

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
2.1 Operating expenses			
Amortisation on intangible assets	85	37	>(100,0)
Audit fees	67	67	-
Audit fees current year	63	58	(8,6)
Other fees	4	9	55,6
Cash transportation	347	298	(16,4)
Depreciation	781	739	(5,7)
Computer equipment	477	391	(22,0)
Freehold property	31	33	6,1
Furniture and other equipment	240	284	15,5
Leasehold property	28	26	(7,7)
Motor vehicles	5	5	-
Equipment rental and maintenance	295	245	(20,4)
Information technology	1 185	1 159	(2,2)
Lease rentals on operating leases	817	757	(7,9)
Marketing costs	931	746	(24,8)
Other operating costs	1 760	1 501	(17,3)
Other professional fees	1 260	1 128	(11,7)
Printing and stationery	312	259	(20,5)
Staff costs	9 944	8 577	(15,9)
Telephone and postage	658	576	(14,2)
	18 442	16 089	(14,6)
2.2 Non-credit related impairments			
Financial instruments			
Available for sale investments	-	(5)	(100,0)
Other	58	80	27,5
Computer software development costs	21	66	68,2
Repossessed Properties	37	-	(100,0)
Equipment	-	4	100,0
Investments in associated			

undertakings and joint ventures	-	10	100,0
	58	75	22,7

3. DETERMINATION OF HEADLINE EARNINGS*

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Headline earnings is determined as follows:			
Profit attributable to ordinary equity holders of the Group	9 595	8 105	18,4
Adjustments for:			
IAS 16 net profit on disposal of property and equipment	(57)	(8)	>(100,0)
IAS 21 recycle foreign currency translation reserve, disposal of investment in foreign operations	(29)	-	(100,0)
IAS 27 net profit on disposal of subsidiaries	(26)	(36)	27,8
IAS 28 & 31 net profit on disposal of associated undertakings and joint ventures	(31)	(167)	81,4
IAS 28 impairment of associated undertakings and joint ventures	-	7	100,0
IAS 28 underlying associated undertakings and joint ventures earnings	(45)	(54)	16,7
IAS 36 impairment of assets	-	3	100,0
IAS 38 net profit on disposal and impairment of intangible assets	(43)	47	>(100,0)
IAS 39 release of available-for-sale reserves	49	(21)	>100,0
IAS 39 impairment of available-for-sale assets and strategic investments	-	(4)	100,0
Headline earnings	9 413	7 872	19,6

* After tax and minorities.

GROUP BALANCE SHEET

	31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Assets			
Cash, cash balances and balances with central banks	20 629	16 461	25,3
Statutory liquid asset portfolio	22 957	20 829	10,2
Loans and advances to banks	54 025	21 800	>100,0
Trading assets	25 824	18 014	43,4
Hedging assets	725	645	12,4
Other assets	24 303	12 175	99,6
Current tax assets	185	24	>100,0
Loans and advances to	455 958	373 825	22,0

customers			
Reinsurance assets	485	390	24,4
Deferred tax assets	111	129	(14,0)
Investments	29 327	26 147	12,2
Investments in associated undertakings and joint ventures	1 469	693	>100,0
Intangible assets	301	230	30,9
Property and equipment	4 610	3 750	22,9
Total assets	640 909	495 112	29,4
Liabilities			
Deposits from banks	58 033	24 817	>100,0
Trading liabilities	34 919	24 125	44,7
Hedging liabilities	2 226	1 261	76,5
Other liabilities and sundry provisions	12 301	10 220	20,4
Current tax liabilities	183	1 181	(84,5)
Deposits due to customers	310 512	279 848	11,0
Debt securities in issue	156 424	98 940	58,1
Deferred tax liabilities	2 576	2 537	1,5
Liabilities under investment contracts	7 908	5 655	39,8
Policyholder liabilities under insurance contracts	3 318	3 187	4,1
Borrowed funds 1	9 949	8 420	18,2
Total liabilities	598 349	460 191	30,0
Equity			
Capital and reserves			
Attributable to ordinary equity holders of the Group:			
Share capital	1 350	1 338	0,9
Share premium	2 292	2 067	10,9
Other reserves	406	412	(1,5)
Retained earnings	33 527	27 876	20,3
	37 575	31 693	18,6
Minority interest - ordinary shares	341	236	44,5
Minority interest - preference shares	4 644	2 992	55,2
Total equity	42 560	34 921	21,9
Total equity and liabilities	640 909	495 112	29,4
Contingent liabilities - banking related	53 197	49 036	8,5

NOTES TO THE ANNUAL FINANCIAL RESULTS

BORROWED FUNDS

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Subordinated callable notes			
14,25% (AB02)	3 100	3 100	-
10,75% (AB03)	1 100	1 100	-
3-month JIBAR + 0,75% (AB04)	400	400	-
8,75% (AB05)	1 500	1 500	-
8,10%(AB06)	2 000	2 000	-
8,80% (AB07)	1 725	-	100,0
Accrued interest	297	253	17,4
Fair value adjustment	(326)	(85)	>(100,0)
Redeemable cumulative option-holding preference shares	153	152	0,7
Shares issued	158	158	-

Elimination of Absa Group Limited Employee Share Ownership Administration (ESOP) Trust	(5)	(12)	58,3
Redemption of preference shares by Absa Group Limited Employee Share Ownership Administration (ESOP) trust	(7)	-	(100,0)
Accrued dividend	7	6	16,7
	9 949	8 420	18,2

The fair value adjustment relates to subordinated callable notes designated as hedged item in a hedge relationship.

GROUP STATEMENT OF CHANGES IN EQUITY

	31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Share capital	1 350	1 338	0,9
Opening balance	1 338	1 327	0,8
Shares issued	13	10	30,0
Transfer from share-based payment reserve	0	0	-
Share buy-back in respect of Absa Group Limited Share Incentive Trust	(0)	(0)	-
Elimination of treasury shares held by Absa Group Limited Share Incentive Trust	(0)	1	>(100,0)
Elimination of treasury shares held by Absa Life Limited and Absa Fund Managers	(1)	0	>(100,0)
Elimination of treasury shares held by Absa Group Limited Employee Share Ownership Administration (ESOP) Trust	(0)	-	(100,0)
Share premium	2 292	2 067	10,9
Opening balance	2 067	1 875	10,2
Shares issued	345	170	>100,0
Transfer from share-based payment reserve	93	23	>100,0
Share buy-back in respect of Absa Group Limited Share Incentive Trust	(130)	(17)	>(100,0)
Elimination of treasury shares held by Absa Group Limited Share Incentive Trust	(5)	4	>(100,0)
Elimination of treasury shares held by Absa Life Limited and Absa Fund Managers Limited	(73)	12	>(100,0)
Elimination of treasury shares held by Absa Group Limited Employee Share Ownership Administration (ESOP) Trust	(5)	-	(100,0)
Other reserves	406	412	(1,5)
Opening balance	412	622	(33,8)
Movement in foreign currency translation reserve	(59)	332	>(100,0)
Movement in regulatory general credit risk reserve	435	46	>100,0
Movement in available-for-sale	60	58	3,4

reserve			
Movement in cash flow hedges reserve	(540)	(485)	(11,3)
Movement in insurance contingency reserve	20	38	(47,4)
Movement in associated undertakings and joint ventures' retained earnings reserve	91	113	(19,5)
Disposal of associated undertakings and joint ventures - release of reserves	-	(374)	100,0
Share-based payments for the year	81	85	(4,7)
Transfer from share-based payment reserve	(94)	(23)	>(100,)
Retained earnings	33 527	27 876	20,3
Opening balance	27 876	21 931	27,1
Subsidiary step-up acquisitions	2	(43)	>100,0
Transfer to regulatory general credit risk reserve	(435)	(46)	>(100,0)
Transfer to insurance contingency reserve	(20)	(38)	47,4
Transfer to associated undertakings and joint ventures' retained earnings reserve	(91)	(113)	19,5
Disposal of associated undertakings and joint ventures - release of reserves	-	374	(100,0)
Transfer from share-based payment reserve	1	-	100,0
Profit attributable to ordinary equity holders	9 595	8 105	18,4
Dividends paid during the year	(3 401)	(2 294)	(48,3)
	37 575	31 693	18,6
Minority interest - ordinary shares	341	236	44,5
Opening balance	236	246	(4,1)
Disposals	-	(40)	100,0
Other reserve movements	(12)	(58)	79,3
Minority share of profit	117	88	33,0
Minority interest - preference shares	4 644	2 992	55,2
Opening balance	2 992	-	100,0
Shares issued	1 658	3 000	(44,7)
Costs incurred	(6)	(8)	25,0
Profit attributable to preference equity holders	313	73	>100,0
Preference dividends paid during the year	(313)	(73)	>(100,0)
Total equity	42 560	34 921	21,9

GROUP CASH FLOW STATEMENT

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Net cash generated/(utilised) from operating activities	7 016	(4 016)	>100,0
Net cash utilised from investing activities	(4 996)	(2 342)	>(100,0)

Net cash (utilised)/generated from financing activities	(214)	2 799	>(100,0)
Net (decrease)/increase in cash and cash equivalents	1 806	(3 559)	>100,0
Cash and cash equivalents at the beginning of the year 1	4 787	8 343	(42,6)
Effect of exchange rate movements on cash and cash equivalents	3	3	-
Cash and cash equivalents at the end of the year 2	6 596	4 787	37,8

NOTES TO THE CASH FLOW STATEMENT

1. Cash and cash equivalents at the beginning of the year			
Cash, cash balances and balances with central banks	3 936	3 431	14,7
Loans and advances to banks	851	4 912	(82,7)
	4 787	8 343	(42,6)
2. Cash and cash equivalents at the end of the year			
Cash, cash balances and balances with central banks	5 091	3 936	29,3
Loans and advances to banks	1 505	851	76,9
	6 596	4 787	37,8

PROFIT CONTRIBUTION BY BUSINESS AREA

	Year ended 31 December 2007 (Audited) Rm	2006 (Audited) Rm	Change %
Banking operations			
Retail banking	5 071	4 222	20,1
Absa Private Bank	237	178	33,1
Personal Bank 1	2 070	1 479	40,0
Absa Home Loans and Repossessed Properties	1 288	1 086	18,6
Absa Card	706	700	0,9
Absa Vehicle and Asset Finance	770	779	(1,2)
Absa Corporate and Business Bank	1 922	1 384	38,9
Absa Capital	1 733	1 115	55,4
African operations 2	103	77	33,8
Corporate centre 3	(3)	203	>(100,0)
Capital and funding centre	59	131	(55,0)
Total banking	8 885	7 132	24,6
Bancassurance	1 502	1 500	0,1
Total earnings from business areas	10 387	8 632	20,3
Synergy costs (after tax) 4	(479)	(454)	(5,5)
Minority interest - preference shares	(313)	(73)	>(100,0)
Profit attributable to ordinary equity holders	9 595	8 105	18,4
Headline earnings adjustments	(182)	(233)	21,9
Total headline earnings	9 413	7 872	19,6

REVENUE CONTRIBUTION BY BUSINESS AREA

Year ended
31 December

		2007 (Audited) Rm	2006* (Audited) Rm	Change %
Banking operations				
Retail banking		21 899	18 273	19,8
Absa Private Bank		1 403	1 208	16,1
Personal Bank	1	11 025	8 951	23,2
Absa Home Loans and Repossessed Properties		3 893	3 170	22,8
Absa Card		2 466	2 134	15,6
Absa Vehicle and Asset Finance		3 112	2 810	10,7
Absa Corporate and Business Bank		6 152	5 168	19,0
Absa Capital		3 810	2 519	51,3
African operations		789	592	33,3
Corporate centre	3	(337)	57	>(100,0)
Capital and funding centre		103	184	(44,0)
Total banking		32 416	26 793	21,0
Bancassurance		3 202	3 113	2,9
Total revenue		35 618	29 906	19,1

NOTES

1. Personal Bank includes the results of Digital Banking, Micro Lending, Personal Bank Ventures and Alliances, Small Business, Telephone Banking and Entry Level Banking.
2. To provide comparability, the equity accounted earnings of Capricorn Investment Holdings, which was sold in 2006, has been moved to Corporate centre.
3. In the prior year Corporate centre included the gains on disposal of Bankhaus Wolbern, Capricorn, AST and JSE shares.
4. Synergies relate to the integration of Absa and Barclays following the acquisition by Barclays of a majority share in Absa. Synergy costs are one-off costs incurred in achieving synergy benefits.

* The comparative period has been restated for:
Migration of clients from Private Bank to Personal Bank in the current year.
- AllPay Consolidated Investment Holdings (Proprietary) Limited was moved from Corporate centre to Retail banking during the year under review.
- Absa Development Company Holdings (Proprietary) Limited was moved from Corporate centre to Absa Corporate and Business Bank during the year under review.

RECLASSIFICATIONS

GROUP BALANCE SHEET - 31 DECEMBER 2006

Reclassification of certain assets and liabilities.

Rm	Commentary	31 December 2006 (Audited) (As previously reported)	Reclassifications	31 December 2006 (Audited) (Restated)
Assets				
Cash, cash balances and balances with central banks		16 461	-	16 461
Statutory liquid asset portfolio		20 829	-	20 829
Loans and advances to banks		21 800	-	21 800
Trading assets	1	17 983	31	18 014
Hedging assets	1	676	(31)	645
Other assets		12 175	-	12 175
Current tax assets		24	-	24

Loans and advances to customers	2&3	386 174	(12 349)	373 825
Reinsurance assets		390	-	390
Deferred tax assets		129	-	129
Investments	2&3	13 798	12 349	26 147
Investments in associated undertakings and joint ventures		693	-	693
Intangible assets		230	-	230
Property and equipment		3 750	-	3 750
Total assets		495 112	-	495 112
Liabilities				
Deposits from banks	4	35 156	(10 339)	24 817
Trading liabilities	1	23 484	641	24 125
Hedging liabilities	1	1 902	(641)	1 261
Other liabilities and sundry provisions	5	10 746	(526)	10 220
Current tax liabilities		1 181	-	1 181
Deposits due to customers	4	368 449	(88 601)	279 848
Debt securities in issue	4	-	98 940	98 940
Deferred tax liabilities		2 537	-	2 537
Liabilities under investment contracts	5	5 129	526	5 655
Policyholder liabilities under insurance contracts		3 187	-	3 187
Borrowed funds		8 420	-	8 420
Total liabilities		460 191	-	460 191
Equity				
Capital and reserves				
Attributable to ordinary equity holders of the Group:				
Share capital		1 338	-	1 338
Share premium		2 067	-	2 067
Other reserves		412	-	412
Retained earnings		27 876	-	27 876
		31 693	-	31 693
Minority interest - ordinary shares		236	-	236
Minority interest - preference shares		2 992	-	2 992
Total equity		34 921	-	34 921
Total equity and liabilities		495 112	-	495 112

GROUP INCOME STATEMENT - YEAR ENDED 31 DECEMBER 2006

Reclassification of interest and investment gains on fair value through profit and loss assets as well as IFRS 7 reclassifications.

Rm	Commentary	Year ended 31 December 2006 (Audited) (As previously reported)	Reclassi-fications	Year ended 31 December 2006 (Audited) (Restated)
Net interest income	2 & 6	14 941	(54)	14 887
Interest and similar income		38 368	(799)	37 569
Interest expense and similar charges		(23 427)	745	(22 682)
Impairment losses on loans and advances		(1 573)	-	(1 573)
Net interest income after impairment losses on loans and advances		13 368	(54)	13 314
Net fee and commission		10 374	(221)	10 153

income				
Fee and commission income	7 & 8	10 951	296	11 247
Fee and commission expense	8	(577)	(517)	(1 094)
Net insurance premium income		2 994	-	2 994
Net insurance claims and benefits paid		(1 319)	-	(1 319)
Changes in insurance and investment liabilities		(748)	-	(748)
Gains and losses from banking and trading activities	2 & 8	1 347	29	1 376
Gains and losses from investment activities	2	1 916	(25)	1 891
Other operating income	7	938	(266)	672
Operating income before operating expenses		28 870	-	28 333
Operating expenditure		(17 566)	537	(17 029)
Operating expenses	8	(16 620)	531	(16 089)
Non-credit related impairments		(75)		(75)
Indirect taxation		(871)	6	(865)
Share of retained earnings from associated undertakings and joint ventures		113	-	113
Operating profit before income tax		11 417	-	11 417
Taxation expense		(3 151)	-	(3 151)
Profit for the year		8 266	-	8 266
Attributable to:				
Ordinary equity holders of the Group		8 105	-	8 105
Minority interest - ordinary shares		88	-	88
Minority interest - preference shares		73	-	73
		8 266	-	8 266
Headline earnings		7 872	-	7 872

COMMENTARY ON THE CHANGE IN ACCOUNTING POLICY AND RECLASSIFICATIONS

Reclassifications

Trading and hedging assets and liabilities

Certain trading assets and liabilities previously aggregated with hedging assets and liabilities have been separated.

Abacas

Abacas is a conduit vehicle within Absa Capital that buys longer-term rated bonds and issues short-term paper. This vehicle is consolidated by the Group and the assets were reflected under "Loans and advances to customers". This is now classified as "Investments".

Equity and shareholder loans

Shareholder loans granted to Private Equity, Commercial Property Finance and Incubator Fund clients have been reclassified as part of the net investment in that entity. Previously these were shown as "Loans and advances to customers".

Debt securities in issue

Negotiable certificates of deposits and other funding paper issued were previously reported as a sub-category of "Deposits due to customers" and "Deposits from banks". This is disclosed on a separate line on the face of the balance sheet, called "Debt securities in issue".

Liabilities under investment contracts

The "General Fund", a fund which Absa Life is required to consolidate under

IFRS, has been reclassified as an investment contract. The impact of this is the liabilities to policyholders have been moved from "Other liabilities and sundry provisions" to "Liabilities under investment contracts".

Reclassification of interest

Hedging income and expenses have been reclassified to better eliminate mismatches.

Fees from trust and other fiduciary activities

Unit/property trust income has been reclassified from "Other operating income" to "Fee and commission income".

Fee expenses and similar

While implementing IFRS 7, the Group adopted a policy where all fees paid relating to either a financial instrument or fee income, should be classified as a fee expense. Similarly any fees related to trading should be moved to "Gains and losses from banking and trading activities".

PROFIT AND DIVIDEND ANNOUNCEMENT

Overview

The Group increased headline earnings by 19,6% to R9 413 million, compared with headline earnings of R7 872 million for the year ended 31 December 2006, with strong contributions from commercial and investment banking.

Headline earnings per share increased by 18,6% to 1 401,9 cents per share and fully diluted headline earnings per share grew by 17,4% to 1 316,1 cents per share. The dilution in headline earnings per share flows from the option rights to obtain shares that have been issued to Batho Bonke Capital (Absa's black economic empowerment partner) and the Group's share incentive schemes.

The Group recorded a return on average assets of 1,68% for the year (2006: 1,74%) and a return on equity of 27,2% (2006: 27,4%).

A final dividend of 320 cents per share has been declared, bringing the total dividend for the year to 560 cents per ordinary share. This is up 18,4% from the 473 cents per share declared in respect of the year ended 31 December 2006 and represents a dividend cover of 2,5 times.

The key features of the Group's performance for 2007 include:

advances growth of 22,0%;

top-line income growth of 19,1%;

an increase in the proportion of earnings from commercial and investment banking;

improved operational efficiency; and

an increase in retail credit impairment charges.

Operating environment

Despite mounting global uncertainties, the South African economy remained resilient in 2007, bolstered by strong commodity prices and favourable foreign financing. Economic growth is likely to have remained near 5% and this has underpinned solid growth in the financial services industry. When compared with the last three years, there have been important structural shifts in the nature of growth during 2007, with the consumption-led impulse of recent years slowing and investment-led growth pushing to the fore.

Absa was well positioned to leverage off this shift, as is evidenced from the strong earnings growth posted in both commercial and investment banking.

Inflation has emerged as an important concern, with CPIX rising above the South African Reserve Bank's (SARB) 6% upper target in April and ending the year at 8,6%. This prompted a further 200 basis points in interest rate increases, on top of the 200 basis points delivered during 2006. The prime rate increased to 14,5% by the end of 2007, as compared to 10,5% in May 2006. As a consequence of higher debt servicing costs, consumer spending and credit extension have both moderated, particularly during the second half of 2007 as credit conditions for some households tightened further with the introduction of the National Credit Act.

Group performance

Balance sheet

Absa's asset base grew by 29,4% to R640,9 billion as at 31 December 2007.

Interest-bearing assets increased by 27,9% and comprise 86,4% of total assets.

Loans and advances to customers - increased by 22,0% to R456,0 billion

Loans and advances to customers increased by 22,0% to R456,0 billion, compared with R373,8 billion as at 31 December 2006. Mortgages (including commercial property finance (CPF)) instalment finance and credit card advances increased by

22,9%, 12,2% and 23,0% respectively over the year. However, advances growth has started to show signs of a slowdown, owing to the impact of higher interest rates and rising oil and food prices on consumer spending. In addition, the subdued growth in new motor vehicle sales and continued price pressure in the used vehicle market resulted in lower instalment finance growth. Absa Corporate and Business Bank (ACBB) reported growth in advances of 25,3% for the year, with particularly strong growth of 31,9% in CPF.

Net asset value - increased by 17,4% to 5 537 cents per share

Improved profitability for the year enabled the Group's net asset value per share (excluding the Absa Bank non-cumulative, non-redeemable preference shares) to grow by 17,4%.

Capital to risk-weighted assets - 13,1% at 31 December 2007

On the basis of the prescribed consolidated regulatory capital requirements, the Group's capital stood at 13,1% of risk-weighted assets at 31 December 2007 (2006: 13,1%). The Group's primary capital ratio was 10,1% (2006: 10,2%) and its secondary capital ratio was 3,0% as at 31 December 2007 (2006: 2,9%).

The Group successfully implemented the Basel II Capital Accord (Basel II) on 1 January 2008. The preparation for this event required considerable time and effort from management and the board as well as a substantial investment of just over R300 million. The SARB played a major role in the success of this project, and the South African banking system as a whole has taken a giant step forward in risk management and the determination of appropriate capital levels.

The capital level of Absa Bank as an entity was not materially affected by Basel II, but there have been substantial changes to the capital required for certain classes of business conducted by the Bank. These changes to capital requirements will gradually flow through to more appropriate pricing for risk.

Basel II has resulted in a moderate reduction in the capital adequacy ratios of the Absa Group. The excess capital of insurance entities, above their respective minimum regulatory requirements, is excluded from the qualifying capital base of Absa Group under Basel II.

Income statement

Net interest income - increased by 26,9% to R18 890 million

Net interest income increased by 26,9% due to improved margins and growth in major advances products. The improvement in the net interest margin stems largely from the higher interest rate environment and greater net flows in capital and rate-insensitive retail deposits. Funding costs increased, reflecting higher wholesale funding levels and the reluctance of depositors to lengthen the tenure of their deposits in a rising interest rate environment.

Credit impairments as a percentage of average advances increased by 0,13% to 0,58%

The impairment charge to the income statement increased by 54,7% to R2 433 million. While impairments of the retail operations increased sharply, the impairment loss ratio is well within the long-term industry average. Although consumers are under increasing pressure, impairment charges have been somewhat curtailed by an increased focus on the collection process and the timely revision of credit criteria. Impairments in the commercial sector have remained low, as the impact of higher interest rates has a tendency to lag for a longer period for these customers.

Non-interest income - increased by 11,4% to R16 728 million

Growth in non-interest income was achieved on the back of increased transaction volumes in retail banking and ACBB as well as strong growth in Absa Capital. The increase in transaction volumes was supported by a growth of 7,1% in the customer base to 9 million and the deployment of additional delivery channels. An additional 133 points of presence, 640 ATMs, 155 self-service kiosks and 148 internet kiosks were installed during 2007. As a result, net fee and commission income, regarded as annuity income and constituting more than two thirds of non-interest income, increased by 14,3% to R11 600 million (2006: R10 153 million). Short-term insurance premiums grew by 21,2% and related claims increased by 23,7%. Long-term insurance premiums decreased by 9,7%, mainly as a result of the impact of the National Credit Act, in terms of which single premiums were changed to recurring premiums. Absa Capital made a good contribution to the growth in non-interest income because of the strong growth in fee income in Primary Markets, trading and private equity gains.

Cost-to-income ratio down 2% to 51,8%

Revenue growth of 19,1% exceeded cost growth and drove down the cost-to-income ratio from the 53,8% recorded for 2006 to 51,8% for 2007. The past year has seen a strong focus on efficiency improvement initiatives and revenue growth.

The Absa-Barclays integration programme delivered a sustainable increase in profit before tax of R1 428 million

The objective of this programme was to improve profit before tax by R1,4 billion by implementing best practices applied by Barclays. The Group is pleased to report that this target was achieved by year-end, 18 months ahead of plan. Actual sustainable synergies as at 31 December 2007 were R1 428 million, comprising R698 million of revenue-generated synergies and R730 million in cost savings.

African expansion

There has been limited progress made on the Group's plan to acquire the sub-Saharan banking operations of Barclays. This is primarily the result of the impact on price of the rapid growth in profits of the Barclays sub-Saharan businesses in 2006 and 2007.

The Absa board, mindful of its responsibility to act in the best interests of all its shareholders, has concluded that it is unlikely to be able to generate acceptable returns given the likely acquisition cost of these businesses today. Discussions with Barclays are continuing with respect to Tanzania, where the operations of the Group and Barclays could be combined to the satisfaction of all stakeholders.

Recognising that the African continent offers exciting prospects, Absa will continue to pursue opportunities beyond South Africa's borders where the Group is confident of acceptable returns.

Cluster performance

Retail banking - attributable earnings up by 20,1%

Attributable earnings of R5 071 million were achieved as a result of volume growth in advances, deposits and transactions, whereas impairments were contained to below the market average. Mortgage and credit card advances, in particular, increased by 21,9% and 23,0% respectively. Instalment finance advances grew by 12,2% over the year, despite the decline in the demand for new motor vehicles and the declining values of used motor vehicles. The overall composition of advances remained unchanged, with secured lending comprising 87,9% of the total advances book.

Transaction volumes increased by 8,2% emanating from an increase in the customer base, improved product use and improved accessibility. The retail customer base increased by 7,2% to 8,9 million as at 31 December 2007, compared with 8,3 million as at 31 December 2006. There was good growth in internet (20,0%) and cell phone banking transactions (26,0%) and moderate growth in ATM transactions (8,2%).

Net interest margins remained broadly in line with those in 2006. Margins on deposit products widened following the increase in interest rates and the composite asset margin was slightly better because the advances mix changed in favour of higher-yielding advances. These benefits were countered by increased competition and the larger proportion of wholesale funding used.

The retail impairment ratio for 2007 was 0,74%, compared with 0,49% for 2006. Consumers are under pressure as a result of higher interest rates and increased indebtedness. Credit criteria were strengthened early in 2007 in anticipation of the tougher environment and this has led to a marginal reduction in market share in some retail products. In addition, the capacity and technology of the collections department have been upgraded to deal with the increased number of customers that require assistance to manage their debt.

Operating expenses increased by 13,2%, mainly as a result of the continued expansion of the delivery footprint and higher business volumes. Initiatives were implemented to enhance efficiency, especially relating to process streamlining.

Absa Corporate and Business Bank (ACBB) - attributable earnings up by 38,9%

ACBB increased its attributable earnings to R1 922 million from the R1 384 million achieved in 2006. This performance was driven by growth in advances, deposits and transaction volumes. The quality of the advances book is sound, as evidenced by an impairment loss ratio of 0,23% compared with 0,67% for 2006. Non-interest income increased by 8,6% over the past year. Electronic banking transaction volumes, which grew by 17,4%, underpinned the growth in non-interest

income and the commercial property finance portfolio also performed well, contributing R318 million (14,1% of non-interest income) for the year. Cheque accounts and corporate overdraft fees, which constitute a third of non-interest income, grew moderately by 4,1% as customers migrated to more sophisticated electronic channels and products.
Operating expenses grew by 14,1%, mainly owing to an increased employee complement and the investment in upgrading expertise and skills.
Absa Capital - attributable earnings up by 55,4%
Absa Capital increased attributable earnings to R1 733 million from R1 115 million in 2006 due to a strong performance across all business units. A key driver of this growth has been the ability to leverage off the synergies between Barclays Capital and Absa Capital in terms of technology, operating models, products and distribution.
The revenue of Secondary Markets grew by 95,6% in 2007, and now contributes 37,2% of Absa Capital's revenue. Secondary Markets has become an area of strength for Absa Capital by providing a broader product offering and increasing the deal flow from new and existing clients.
The revenue of Primary Markets grew by 29,1% in 2007 and contributed 45,8% of Absa Capital's revenue for the year. Fee income, in particular, grew by 149,0% compared with 2006. Absa Capital has invested significantly in the Primary Markets business to enhance the team and transform the business approach according to a client-centric model that offers comprehensive international and local solutions. This has resulted in increased client deal flow and strong performances in the securitisation, leveraged finance and global loans businesses.
The business of Equity Investments and Investor Services grew by 45,0% in 2007 and contributed 17,0% of Absa Capital's revenue for the year, with a significant proportion of earnings attributable to the realisation of investments. Active management of the investment portfolio has positioned Equity Investments favourably for future growth and Investor Services continues to perform well by deepening relationships with key mandates.
Bancassurance - attributable earnings sustained at R1 502 million
The Group's bancassurance operations posted attributable earnings of R1 502 million for 2007 and achieved a return on equity of 37,8%. New business volume growth underpinned a strong operational performance. However, investment income for the benefit of shareholders declined by 22,5% as a result of a less buoyant equity market in 2007 compared with 2006.
The Group's short-term insurance operations increased earnings by 12,6% and contributed 35,8% (2006: 31,8%) to the Group's bancassurance earnings. Gross premium income increased by 20,5%, which was primarily driven by strong growth in personal, agricultural and commercial business. However, a high claims experience in the motor and personal lines business, and losses on crop insurance tempered growth.
Absa Life contributed 34,9% (2006: 39,4%) to earnings but experienced an 11,3% decrease in earnings compared with 2006, primarily owing to the lower equity market performance. Embedded value earnings of R543 million for 2007 represented a return on embedded value of 21,8% (2006: 37,2%).
The Investment Management business unit grew earnings by 13,5% to contribute 15,1% (2006: 13,5%) to the earnings of the bancassurance cluster. Assets under management and administration as at 31 December 2007 grew by R21,6 billion (22,4%) to R118,3 billion as a result of improved inflows from retail and institutional investors.
Fiduciary Services increased its earnings by 27,5% from 2006 owing to increased business volumes in pension fund administration and growth in assets under administration.
African operations - attributable earnings up by 33,8%
Total revenue for the Group's African portfolio increased by 33,3% compared with 2006. This increase was driven by strong performances from the National Bank of Commerce (NBC) in Tanzania, and Barclays Bank Mozambique, previously known as Banco Austral, Sarl. Advances and deposits grew by 45,8% and 23,0% respectively. The Group's African operations increased their presence in their respective markets by expanding their retail networks. Thirty branches were opened and 49 ATMs were installed during the year.
Basis of presentation and changes in accounting policies

The Absa Group's annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).
The Group adopted IFRS 7 - Financial Instruments: Disclosures and IAS 1 Presentation of Financial Statements: Capital Disclosures (amendment) during the year ended 31 December 2007. The adoption of IFRS 7 and the amendment to IAS 1 impacted disclosures made in the financial statements. The Group also made some reclassifications in the income statement as a result of the implementation of IFRS 7. The adoption of the standard had no impact on the reported profits or financial position of the Group.
The Group's results for the year ended 31 December 2007 have been audited by the Group's auditors, PricewaterhouseCoopers Inc. and Ernst & Young Inc. Their audit report is available for inspection at the Group's registered address, 3rd floor, Absa Towers East, 170 Main Street, Johannesburg, 2001.

Prospects

Global uncertainties will continue to impact on financial markets and the banking environment in 2008. South Africa's large and rising current account deficit, in particular, leaves key financial markets exposed to the sentiment of foreign money managers. There are new domestic challenges as well. Recent disruptions to electricity supply, and the clear need to manage lower electricity demand, present a major challenge to business, particularly the energy-dependent mining and manufacturing sectors. This is likely to lead economic growth lower, particularly in the first half of 2008. Inflation, already high, looks likely to face further upward pressure in the near-term before beginning a downward trajectory later in the year. However, interest rates are expected to remain at current levels for much of the year. Household indebtedness, coupled with the increased cost of credit, will continue to impact on affordability, resulting in a more moderate growth in advances and may lead to a further increase in the impairment charge.
On the other hand, record high commodity prices, particularly in precious metals, will help offset some of the impact felt in these sectors arising from the electricity supply problems. More generally, buoyant public and private investment spending looks likely to continue in 2008, not only helping to improve South Africa's long-term growth potential but also mitigating downside risks to economic growth in the near-term and supporting corporate and commercial lending and investment banking activities.
The resilience of the Group will be tested in 2008. Strategies and action plans are in place to address these challenges and opportunities going forward.

Declaration of final ordinary dividend number 43

Shareholders are advised that a dividend of 320 cents per ordinary share has been declared on Tuesday, 19 February 2008, and is payable to shareholders recorded in the register of members of the Group at the close of business on Friday, 14 March 2008.
In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Limited, the following salient dates for the payment of the dividend are applicable:

Last day to trade cum dividend	Friday, 7 March 2008
Shares commence trading ex dividend	Monday, 10 March 2008
Record date	Friday, 14 March 2008
Payment of dividend	Monday, 17 March 2008

Share certificates may not be dematerialised or rematerialised between Monday, 10 March 2008, and Friday, 14 March 2008, both dates inclusive.
On Monday, 17 March 2008, the dividend will be electronically transferred to the bank accounts of certificated shareholders who use this facility. In respect of those who do not, cheques dated 17 March 2008 will be posted on or about that date. The accounts of those shareholders that have dematerialised their shares (which are held at their central securities depository participant or broker) will be credited on Monday, 17 March 2008.

On behalf of the board
Sarita Martin
Group Secretary
Johannesburg
19 February 2008

Enquiries
Jacques Schindehütte

Group Executive Director
Absa Group Limited
5th floor, Absa Towers East, 170 Main Street, Johannesburg, 2001
Tel: +2711 350 4850, Fax: +2711 350 8433
e-mail: jacquessc@absa.co.za
Eric Wasserman
Group Executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg, 2001
Tel: +2711 350 5887, Fax: +2711 350 6487
e-mail: ericwas@absa.co.za
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Date: 19/02/2008 08:00:32 Produced by the JSE SENS Department.

END